Exhibit 3.1

Amendment to Certificate of Incorporation
of Hecla Mining Company

ARTICLE IV.
CAPITAL STOCK

Section 1. Authorized Capital Stock. The Corporation shall be authorized to issue two classes of shares of capital stock to be designated, respectively, “Preferred Stock” and “Common Stock”; the total number of shares of capital stock which the Corporation shall have authority to issue is 405,000,000, the total number of shares of Preferred Stock shall be 5,000,000, and each such share shall have a par value of $0.25; the total number of shares of Common Stock shall be 400,000,000 and each such share shall have a par value of $0.25.